UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

NATIONSTAR MORTGAGE HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63861C109

(CUSIP Number of Class of Securities)

Anthony W. Villani, Esq.

Executive Vice President and General Counsel

Nationstar Mortgage LLC

8950 Cypress Waters Blvd.

Coppell, Texas, 75019

(469) 549-2000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

David Lopez, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$100,000,000	$10,070

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $100,000,000 in aggregate of up to 12,195,121 shares of common stock of Nationstar Mortgage Holdings Inc. at the minimum tender offer price of $8.20 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Nationstar Mortgage Holdings Inc., a Delaware corporation (“Nationstar” or the “Company”), to purchase for not more than $100,000,000 in cash shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $9.40 per Share nor less than $8.20 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 11, 2016 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.        Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.        Subject Company Information.

(a) The name of the issuer is Nationstar Mortgage Holdings Inc. The address and telephone number of the issuer’s principal executive offices are: 8950 Cypress Waters Blvd, Coppell, TX 75019, (469) 549-2000.

(b) The subject securities are Nationstar common stock, par value $0.01 per Share. As of February 9, 2016, there were 102,823,731 Shares issued and outstanding.

(c) Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Shares.”

Item 3.        Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Nationstar Mortgage Holdings Inc., the issuer of the Shares. The address and telephone number of Nationstar are set forth under Item 2(a) above. The names of the directors and executive officers of Nationstar are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Nationstar are c/o Nationstar Mortgage Holdings Inc., 8950 Cypress Waters Blvd, Coppell, TX 75019, (469) 549-2000.

Item	4. Terms of the Transaction.

(a)        The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — U.S. Federal Income Tax Considerations” and “Section 15 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(b)        The details regarding any purchases from an officer, director or affiliate of Nationstar are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 5.        Past Contracts, Transactions, Negotiations and Agreements.

(e)        Information regarding agreements involving Nationstar’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 6.        Purposes of the Transaction and Plans or Proposals.

(a)        Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(b)        Information regarding the treatment of Shares acquired pursuant to the Tender Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(c)        Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 8 — Price Range of Shares” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 7.        Source and Amount of Funds or Other Consideration.

(a)        Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b)        Financing will not be required in connection with the Tender Offer.

(d)        None of the consideration for the Tender Offer will be borrowed. Nationstar will use cash and cash equivalents to fund the Tender Offer.

Item 8.        Interest in Securities of the Subject Company.

(a)        The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b)        The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.        Persons/Assets, Retained, Employed, Compensated or Used.

(a)        The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item	10. Financial Statements.

(a)-(b)    Not applicable. The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and Nationstar is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item	11. Additional Information.

The Company will amend the Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the “SEC”) after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(1)    The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2)    The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3)    The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4)    The information under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5)    None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c)        The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.      Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 11, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Summary Advertisement, dated February 11, 2016.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing commencement of the Tender Offer, dated February 11, 2016.

(b)	None.

(d)(1)	Stockholders Agreement, dated as of February 17, 2012, between Nationstar Mortgage Holdings Inc. and FIF HE Holdings LLC (incorporated by reference as Exhibit 4.1 to the Company’s Registration Statement on Form S-1/A, filed with the SEC on February 24, 2012).

(d)(2)

Offer Letter and Acceptance, dated as of March 31, 2014, between Nationstar Mortgage Holdings

Inc. and Robert Stiles (incorporated by reference as Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015).

Exhibit No.	Description

(d)(3)

Separation Agreement and Release of All Claims, dated as of November 23, 2015, by and between

Nationstar Mortgage Holdings Inc. and Kal Raman (incorporated by reference as Exhibit 10.1 to the Company’s current report on Form 8-K, filed with the SEC on November 30, 2015).

(d)(4)	Nationstar Mortgage Holdings Inc. Amended and Restated 2012 Incentive Compensation Plan, dated as of February 24, 2015 (incorporated by reference as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 7, 2015).

(d)(5)	Form of Restricted Stock Grant Agreement for Employees under the 2012 Incentive Compensation Plan (incorporated by reference as Exhibit 10.2 to the Company’s current report on Form 8-K, filed with the SEC on November 16, 2012).

(d)(6)

Form of Restricted Stock Grant Agreement for Non-Employee Directors under the 2012 Incentive

Compensation Plan (incorporated by reference as Exhibit 10.4 to the Company’s current report on Form 8-K, filed with the SEC on November 16, 2012).

(d)(7)

Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2012 Incentive

Compensation Plan (incorporated by reference as Exhibit 10.6 to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 7, 2014).

(d)(8)

Form of Restricted Stock Unit Agreement for Employees under the Amended and Restated 2012

Incentive Compensation Plan (incorporated by reference as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 7, 2015).

(d)(9)	Nationstar Mortgage LLC Annual Incentive Compensation Plan, amended and restated as of March 30, 2014 (incorporated by reference as Exhibit 10.10 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014, filed with the SEC on August 6, 2014).

(d)(10)	Nationstar Mortgage Holdings Inc. Executive Management Incentive Plan, dated as of March 31, 2015 (incorporated by reference as Exhibit 10.1 to the Company’s current report on Form 8-K, filed with the SEC on April 2, 2015).

(d)(11)	Form of Indemnification Agreement with directors and officers (incorporated by reference as Exhibit 10.52 to the Company’s Registration Statement on Form S-1/A, filed with the SEC on February 24, 2012).

(g)	None.

(h)	None.

Item 13.      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONSTAR MORTGAGE HOLDINGS INC.

By:	/s/ Robert D. Stiles
	Name:	Robert D. Stiles
	Title:	Chief Financial Officer

Date: February 11, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 11, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Summary Advertisement, dated February 11, 2016.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing commencement of the Tender Offer, dated February 11, 2016.

(b)	None.

(d)(1)	Stockholders Agreement, dated as of February 17, 2012, between Nationstar Mortgage Holdings Inc. and FIF HE Holdings LLC (incorporated by reference as Exhibit 4.1 to the Company’s Registration Statement on Form S-1/A, filed with the SEC on February 24, 2012).

(d)(2)

Offer Letter and Acceptance, dated as of March 31, 2014, between Nationstar Mortgage Holdings

Inc. and Robert Stiles (incorporated by reference as Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015).

(d)(3)

Separation Agreement and Release of All Claims, dated as of November 23, 2015, by and between

Nationstar Mortgage Holdings Inc. and Kal Raman (incorporated by reference as Exhibit 10.1 to the Company’s current report on Form 8-K, filed with the SEC on November 30, 2015).

(d)(4)

Nationstar Mortgage Holdings Inc. Amended and Restated 2012 Incentive Compensation Plan, dated as of February 24, 2015 (incorporated by reference as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on

May 7, 2015).

(d)(5)	Form of Restricted Stock Grant Agreement for Employees under the 2012 Incentive Compensation Plan (incorporated by reference as Exhibit 10.2 to the Company’s current report on Form 8-K, filed with the SEC on November 16, 2012).

(d)(6)

Form of Restricted Stock Grant Agreement for Non-Employee Directors under the 2012 Incentive

Compensation Plan (incorporated by reference as Exhibit 10.4 to the Company’s current report on Form 8-K, filed with the SEC on November 16, 2012).

(d)(7)

Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2012 Incentive

Compensation Plan (incorporated by reference as Exhibit 10.6 to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 7, 2014).

(d)(8)

Form of Restricted Stock Unit Agreement for Employees under the Amended and Restated 2012

Incentive Compensation Plan (incorporated by reference as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on

May 7, 2015).

Exhibit No.	Description

(d)(9)	Nationstar Mortgage LLC Annual Incentive Compensation Plan, amended and restated as of March 30, 2014 (incorporated by reference as Exhibit 10.10 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014, filed with the SEC on August 6, 2014).

(d)(10)	Nationstar Mortgage Holdings Inc. Executive Management Incentive Plan, dated as of March 31, 2015 (incorporated by reference as Exhibit 10.1 to the Company’s current report on Form 8-K, filed with the SEC on April 2, 2015).

(d)(11)	Form of Indemnification Agreement with directors and officers (incorporated by reference as Exhibit 10.52 to the Company’s Registration Statement on Form S-1/A, filed with the SEC on February 24, 2012).

(g)	None.

(h)	None.